Exhibit 99.1

Chunghwa Telecom’s Material Information as Reported to Taiwan Stock Exchange Corporation

Subject:	To announce the differences between consolidated financial statements for the six months ended June 30, 2026 under Taiwan-IFRSs and that under IFRSs

To which item it meets—article 4 paragraph xx:47 (Form 1)

Date of events:2026/8/10

Contents:

1. Date of occurrence of the event:

2026/8/10

2. Year/Quarter of the financial report:

The second quarter of 2026

3. Accounting principles applied for securities listed domestically:

Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China (“Taiwan-IFRSs”)

4. Inconsistent items/amounts in financial reports for securities listed domestically:

Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries (or the “Company”) reported consolidated net income of NT$11,266,165 thousand and NT$21,873,887 thousand, consolidated net income attributable to stockholders of the parent of NT$10,641,391 thousand and NT$20,751,322 thousand, and basic earnings per share of NT$1.38 and NT$2.68 for the three months and six months ended June 30, 2026, respectively. The Company also reported total consolidated assets of NT$553,627,387 thousand, total consolidated liabilities of NT$171,548,938 thousand, and total consolidated equity of NT$382,078,449 thousand as of June 30, 2026.

5. Accounting principles applied for securities issued overseas:

IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (“IFRSs”)

6. Inconsistent items/ amounts (securities issued overseas):

Under IFRSs, the Company reported consolidated net income of NT$12,732 million and NT$22,854 million, consolidated net income attributable to stockholders of the parent of NT$12,087 million and NT$21,698 million, and basic earnings per share of NT$1.56 and NT$2.80 for the three months and six months ended June 30, 2026, respectively. The Company also reported total consolidated assets of NT$553,441 million, total consolidated liabilities of NT$172,702 million, and total consolidated equity of NT$380,739 million as of June 30, 2026.

7. Inconsistent items/amounts in financial information for securities issued overseas:

The differences between consolidated net income under Taiwan-IFRSs and that under IFRSs followed by the Company mainly come from the timing of the recognition of income tax on unappropriated earnings. In addition, prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from the generally accepted accounting principles as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of the date of incorporation. Under IFRSs, revenue from connection fees and prepaid phone cards was deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed. This reclassification from additional paid-in capital to retained earnings did not affect total equity.

8. Any other matters that need to be specified:

Chunghwa Telecom’s earnings distribution and stockholders’ equity matters are in accordance with Taiwan-IFRSs.